                                           MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                        INCORPORATED

                                           4 World Financial Center
                                           250 Vesey Street
                                           New York, New York 10080
                                           212-449-1000



(MERRILL LYNCH LOGO)


                                           May 3, 2005

Securities and Exchange Commission
Corporate Division of Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Larry Spirgel, Assistant Director
            Mr. Ted Yu, Attorney-Advisor

  RE: CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED (THE "COMPANY")
            REGISTRATION STATEMENT ON FORM F-1 (FILE NO. 333-123921)

Gentlemen:

     As Representative of the several underwriters of the proposed initial public offering by the Company and certain selling shareholders of American depositary shares representing ordinary shares in the Company, we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m. (New York time) on May 5, 2005, or as soon thereafter as is practicable.

     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated April 20, 2005, through the date hereof:

     Preliminary Prospectus dated April 20, 2005:

     9,642 copies to prospective underwriters, institutional investors, dealers and others

     We advise that we have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, including the 48-hour delivery requirement contained in such Rule.


                            [Signature page follows.]




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                              Very truly yours,

                              Merrill Lynch, Pierce, Fenner & Smith Incorporated As Representative of the several Underwriters



                              By: /s/ Julian Lee
                                  ----------------------------------------------
                                  Authorized signatory
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            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                   3/F M8 WEST, NO. 1 JIU XIAN QIAO DONG ROAD
                   BEIJING 100016, PEOPLE'S REPUBLIC OF CHINA

                                   May 3, 2005


VIA EDGAR AND E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Larry Spirgel, Assistant Director
            Mr. Ted Yu, Attorney-Advisor

            Re: CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                REGISTRATION STATEMENT ON FORM F-1 (REGISTRATION NO. 333-123921) REGISTRATION STATEMENT ON FORM 8-A (REGISTRATION NO. 000-51242)

Dear Mr. Spirgel and Mr. Yu:

     Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, China Techfaith Wireless Communication Technology Limited (the "Company") hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated to, and that such Registration Statement be declared effective on May 5, 2005 at 9:00 a.m., New York Time, or as soon thereafter as practicable, unless we or our US counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.

     The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares of the Company be declared effective concurrently with the above-captioned Registration Statement on F-1.

     The Company hereby acknowledges the following:

o should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                           (Signature Page to Follow)

                                          Very truly yours,


                                          China Techfaith Wireless Communication
                                          Technology Limited



                                   By:      /s/ Defu Dong
                                            ------------------------------------
                                   Name:    Defu Dong
                                   Title:   Chairman and Chief Executive Officer